SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2021

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: 2022FY Q2 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 1, 2021

Jaguar Land Rover Automotive plc Interim Report For the three and six-month period ended 30 September 2021 Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 3 on page 14 defines a series of alternative performance measures some of which are stated below, along with certain abbreviations. Adjusted EBITDA margin measured as adjusted EBITDA as a percentage of revenue. Adjusted EBIT margin measured as adjusted EBIT as a percentage of revenue. Net debt/cash defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings. Q2 FY22 3 months ended 30 September 2021 Q2 FY21 3 months ended 30 September 2020 H1 FY22 6 months ended 30 September 2021 H1 FY21 6 months ended 30 September 2020 China JV Chery Jaguar Land Rover Automotive Co., Ltd.

Management's discussion and analysis of financial condition and results of operations
Jaguar Land Rover Automotive plc's Q2 FY22 sales and financial performance continued to be impacted by the supply shortage of semiconductors despite strong demand with order books at new record levels of over 125,000 units. Wholesales, revenue and profitability were in line with recent guidance but the free cash outflow was significantly better than the £1 billion outflow expected.

Key metrics for Q2 FY22 results, compared to Q2 FY21, are as follows:
- Retail sales of 92,710 vehicles, down 18.4% with all regions and models lower except for Overseas and Defender
- Wholesales (excl. China JV) were 64,032 vehicles, down 12.8% in line with recent guidance
- Revenue of £3.9 billion, down 11.1%, primarily reflecting the lower wholesales
- Pre-tax loss of £302 million compared to PBT of £65 million in Q2 last year
- Adjusted EBITDA margin of 7.3% (11.1% Q2 FY21) and an Adjusted EBIT margin of (4.7)% (+0.3% Q2 FY21)
- Loss after tax (PAT) of £381 million (incl. £79 million tax charge), compared to PAT of £117 million (incl. £52 million tax credit) in Q2 last year
- Negative free cash flow £664 million, significantly better than the £1 billion outflow expected, but worse than the positive £463 million positive free cash flow in the same quarter a year ago, as a result of lower production and wholesales
- Total available liquidity of £5.9 billion, including £3.8 billion of total cash (after £0.8 billion equivalent of bonds issued in July) and a £2.0 billion undrawn revolving credit facility

Market environment and business developments
- The global economic recovery from COVID continues, but outbreaks in a number of regions, more recently in South-East Asia, have impacted the supply base
- Financial markets continue to trend upwards but the rebound in economic activity continues to drive inflationary pressures impacting a number of sectors including commodities, power, freight and wages
- Passenger car industry volumes continue to be constrained in most markets as a result of the continuing supply shortage of semiconductors, exacerbated by recent COVID outbreaks in certain regions
- The much-anticipated new Range Rover was revealed in October with sales expected to start in Q4 FY22
- The Company continues to improve quality, achieving 1st place in the J.D.Power US APEAL study and most improved in the most recent JD Power US Initial Quality Study, with the Jaguar brand achieving 5th place overall in the premium segment
- Looking ahead, the supply shortage of semiconductors remains dynamic and difficult to forecast however, Jaguar Land Rover expects to see a gradual recovery starting in the second half of Fiscal 2022
- While the supply of semiconductors remains constrained, Jaguar Land Rover will continue to take mitigating actions, including prioritising the production of higher margin vehicles and closely managing costs to reduce its break-even point
- Furthermore, Jaguar Land Rover are taking measures to increase the future visibility and control over semiconductor supply for their vehicles, working closely with semiconductor and tier one suppliers.
- Strong demand continues for Jaguar Land Rover products record order books in excess of 125,000 units, which should support a strong recovery for when production and supply of vehicles recovers
- Jaguar Land Rover expects the EBIT margin and free cash flow (before restructuring costs) to turn positive in the second half of Fiscal 2022

Total automotive industry car volumes (units)

Region	Q2 FY22	Q2 FY21	Year on year
China	5,478,020	5,830,189	*(6.0%)*
Europe (excl. UK)	2,882,705	3,603,372	*(20.0%)*
UK	482,748	689,614	*(30.0%)*
North America	3,915,242	4,420,620	*(11.4%)*

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q2 FY22 sales volumes performance
Total retail sales (including the China JV) were 92,710 units, down 18.4% year-on-year, reflecting the semiconductor shortage and impact on retailer inventories. Retails were lower year-on year in most regions, including North America (-15.6%), China (-6.3%), Europe (-17.0%), and in the UK (-47.6%), but were up in our Overseas region (+10.0%).

3

Retail sales of all models were lower year-on-year with the exception of the new Land Rover Defender, which retailed 16,725 vehicles, up 70.4% year-on-year, making it our bestselling model in the quarter. Electrified vehicles made up 66.1% of our retail sales in Q2 FY22 (39% Q2 FY21), comprising 2.9% BEV's, 8.3% PHEV's and 54.9% MHEV's.

Wholesales (excluding the China JV) totalled 64,032, 12.8% lower year-on-year, in line with expectations due to the continued supply shortage of semiconductors. As with retails, wholesales were lower year-on-year in all regions apart from our Overseas region (+40.5%) and for most models, except the new Land Rover Defender up 18.0% on 14,305 wholesales.

Jaguar Land Rover's Q2 FY22 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q2 FY22	Q2 FY21	Change (%)
UK	14,338	27,365	(47.6%)
North America	21,320	25,262	(15.6%)
Europe	17,109	20,613	(17.0%)
China[1]	25,484	27,188	(6.3%)
Overseas	14,459	13,141	10.0%
Total JLR[1]	**92,710**	**113,569**	**(18.4%)**
F-PACE	6,149	7,924	(22.4%)
I-PACE	2,644	3,214	(17.7%)
E-PACE[1]	3,286	7,027	(53.2%)
F-TYPE	935	1,399	(33.2%)
XE[1]	4,112	4,944	(16.8%)
XF[1]	2,120	2,562	(17.3%)
XJ[2]	2	277	(99.3%)
Jaguar[1]	**19,248**	**27,347**	**(29.6%)**
Discovery Sport[1]	12,131	16,421	(26.1%)
Discovery	5,409	6,147	(12.0%)
Range Rover Evoque[1]	12,613	18,515	(31.9%)
Range Rover Velar	8,679	11,016	(21.2%)
Range Rover Sport	9,806	14,434	(32.1%)
Range Rover	8,099	9,876	(18.0%)
Defender	16,725	9,813	70.4%
Land Rover[1]	**73,462**	**86,222**	**(14.8%)**
Total JLR[1]	**92,710**	**113,569**	**(18.4%)**

[1] Includes China JV retail volume in Q2 FY22 of 14,532 units, down 9.4% year-on-year
[2] No longer manufactured

Q2 FY22 revenue and profits

For the quarter ended 30 September 2021, revenue was £3.9 billion, down 11.1% year-on-year, primarily explained by the 12.8% decline in wholesales (excluding the China JV) as a result of the continued supply shortage of semiconductors constraining production, although partly offset by net pricing.

The pre-tax loss was £302 million in Q2 FY22, compared to PBT of £65 million in Q2 FY21. The year-on-year decline primarily reflects the following factors:

	£ million
• Lower wholesales and unfavourable mix:	(207)
• Lower incentive spending	+86
• Provision releases for emissions (incl. pooling) and battery end of life	+119
• Destocking	(99)
• Lower capitalisation of engineering costs	(91)
• Non recurrence of furlough	(47)
• Unfavourable revaluation of debt FX and commodity hedges	(134)

The Adjusted EBITDA margin was 7.3% and the Adjusted EBIT margin was (4.7)% in the quarter, compared to an Adjusted EBITDA margin of 11.1% and an Adjusted EBIT margin of 0.3% in Q2 FY21.

4

In the second quarter, the loss after tax (PAT) was £381 million (incl. £79 million tax charge) compared to PAT of £117 million (incl. £52 million tax credit) in Q2 FY21.

H1 FY22 revenue and profits
Revenue was £8.8 billion in H1 FY22 compared to £7.2 billion for the same period last year, generating a loss before tax of £412 million compared to a loss before tax of £348 million in H1 FY21. The Adjusted EBITDA margin in H1 FY22 was 8.3% similar to the 8.1% in H2 FY21 and the Adjusted EBIT margin in H1 FY22 was (2.6)% better than the (5.2)% in H1 FY21. The loss after tax in H1 FY22 was £667 million (including a £255 million tax charge) compared to a loss after tax of £531 million in H1 FY21 (including a £183 million tax charge).

Cash flow, liquidity and capital resources

The free cash flow in Q2 FY22 was negative £664 million after £484 million of investment spending and £501 million of volume-related working capital outflows. This £664 million negative free cash flow was significantly better than the £1.0 billion outflow expected. Of the £484 million total investment spending this quarter £285 million was capitalised and £199 million of research and development costs were expensed through the income statement.

Total cash and cash equivalents, deposits and investments at 30 September 2021 were £3.8 billion (comprising £3.5 billion of cash and cash equivalents and £0.3 billion of short-term deposits and other investments). The cash and financial deposits include an amount of £314 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 September 2021, the Company also had an undrawn revolving credit facility of over £2.0 billion, maturing in July 2022, and £83 million available under the fleet buy back facility, which combined with total cash of £3.8 billion resulted in total available liquidity of £5.9 billion (A forward start revolving credit facility of £1.5 billion has been signed to replace the present revolving credit facility from when that facility matures to March 2024).

Debt

The following table shows details of the Company's financing arrangements as at 30 September 2021:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount
£400m 5.000% Senior Notes due Feb 2022	400	400	-
£400m 3.875% Senior Notes due Mar 2023	400	400	-
$500m 5.625% Senior Notes due Feb 2023	372	372	-
$700m 7.750% Senior Notes due Oct 2025	522	522	-
$500m 4.500% Senior Notes due Oct 2027	372	372	-
$650m 5.875% Senior Notes due Jan 2028	484	484	-
$500m 5.500% Senior Notes due Jul 2029	372	372	-
€650m 2.200% Senior Notes due Jan 2024	561	561	-
€500m 5.875% Senior Notes due Nov 2024	432	432	-
€500m 6.875% Senior Notes due Nov 2026	432	432	-
€500m 4.500% Senior Notes due Jul 2028	432	432	-
€500m 4.500% Senior Notes due Jan 2026	432	432	-
$200m Syndicated Loan due Oct 2022	149	149	-
$800m Syndicated Loan due Jan 2025	595	595	-
£113m fleet buyback facility due Dec 2021	113	30	83
China RMB 5b revolving facility due Jun 2023[1]	575	575	-
UKEF loan due Oct 2024 amortising	385	385	-
Other[2]	57	57	-
Revolving 5 year credit facility	2,015	-	2,015
Finance lease obligations[3]	602	602	-
Subtotal	**9,701**	**7,603**	**2,098**
Prepaid costs	-	(35)	-
Fair value adjustments[4]	-	(12)	-
Total	**9,701**	**7,556**	**2,098**

[1] The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review
[2] Primarily an advance as part of a sale and leaseback transaction as well as parts factoring in China
[3] Lease obligations accounted for as debt under IFRS 16
[4] Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

5

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group's performance and could cause actual results to differ materially from expected and/or historical results, particularly those risks relating to continuing supply shortages of semiconductors, and those discussed on pages 24-27 of the Annual Report 2020-21 of the Group (available at https://www.jaguarlandrover.com/annual-report-2021) along with mitigating factors. The principal risks discussed in the Group's Annual Report 2020-21 are competitive business efficiency, environmental regulations and compliance, supply chain disruptions, global economic and geopolitical environment, distribution channels/retailer performance, IT systems and security, manufacturing operations, brand positioning, rapid technology change and human capital.

Acquisitions and disposals

There were no material acquisitions or disposals in Q2 FY22.

Off-balance sheet financial arrangements

At 30 September 2021, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £148 million equivalent of receivables under a $499.975 million invoice discounting facility signed in March 2021.

Post balance sheet items

There were no material post balance sheet items in Q2 FY22.

Related party transactions

Related party transactions for Q2 FY22 are disclosed in note 26 to the condensed consolidated financial statements disclosed on page 31 of this Interim Report. There have been no material changes to the related party transactions described in the latest Annual Report.

Personnel

At 30 September 2021, Jaguar Land Rover employed 35,350 people worldwide, including agency personnel, compared to 36,433 at 30 September 2020.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed
Natarajan Chandrasekaran	Chairman and Director	2017
Thierry Bolloré	Chief Executive Officer and Director	2020
Prof Sir Ralf D Speth*	Vice Chairman and Director	2020
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012
Mr P B Balaji	Director	2017
Hanne Sorensen	Director	2018

*Previously appointed as CEO and Director in 2010 and subsequently Vice Chairman and Director in 2020

6

Condensed Consolidated Income Statement Three months ended Six months ended £ millions Note 30 September 30 September 30 September 30 September 2021 2020 2021 2020 Revenue 4 3,871 4,352 8,837 7,211 Material and other cost of sales (2,500) (2,695) (5,649) (4,528) Employee costs (513) (492) (1,105) (927) Other expenses 8 (793) (931) (1,779) (1,618) Engineering costs capitalised 5 119 210 251 378 Other income 6 55 41 108 81 Depreciation and amortisation (467) (469) (952) (960) Foreign exchange gain and fair value 14 100 53 116 adjustments Finance income 7 1 3 3 7 Finance expense (net) 7 (92) (55) (172) (109) Share of profit/(loss) of equity accounted 3 1 (7) 1 investments (Loss)/profit before tax (302) 65 (412) (348) Income tax expense/(credit) (79) 52 (255) (183) (Loss)/profit for the period (381) 117 (667) (531) Attributable to: Owners of the Company (380) 117 (664) (531) Non-controlling interests (1)—(3)—The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements. 7

Condensed Consolidated Statement of Comprehensive Income and Expense Three months ended Six months ended £ millions 30 September 30 September 30 September 30 September 2021 2020 2021 2020 (Loss)/profit for the period (381) 117 (667) (531) Items that will not be reclassified subsequently to profit or loss: Remeasurement of net defined benefit obligation 9 (10) (62) (947) Income tax related to items that will not be (2) 2 100 180 reclassified 7 (8) 38 (767) Items that may be reclassified subsequently to profit or loss: (Loss)/gain on cash flow hedges (net) (286) 361 (345) 325 Currency translation differences 11 (2) 19 15 Income tax related to items that may be 69 (69) 72 (62) reclassified (206) 290 (254) 278 Other comprehensive (expense)/income net (199) 282 (216) (489) of tax Total comprehensive (expense)/income (580) 399 (883) (1,020) attributable to shareholder Attributable to: Owners of the Company (579) 399 (880) (1,020) Non-controlling interests (1)—(3)—The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements. 8

Condensed Consolidated Balance Sheet As at (£ millions) Note 30 September 2021 31 March 2021 30 September 2020 Non-current assets Investments in equity accounted 319 316 366 investees Other non-current investments 27 22 23 Other financial assets 10 216 341 294 Property, plant and equipment 14 6,262 6,461 6,795 Intangible assets 14 5,159 5,387 6,219 Right-of-use assets 611 543 543 Other non-current assets 12 66 32 54 Deferred tax assets 398 397 455 Total non-current assets 13,058 13,499 14,749 Current assets Cash and cash equivalents 3,537 3,778 2,790 Short-term deposits and other 258 1,004 259 investments Trade receivables 535 863 692 Other financial assets 10 465 477 328 Inventories 11 2,455 3,022 3,030 Other current assets 12 386 448 463 Current tax assets 104 80 29 Assets classified as held for sale 29 — Total current assets 7,769 9,672 7,591 Total assets 20,827 23,171 22,340 Current liabilities Accounts payable 4,136 6,308 5,465 Short-term borrowings 18 1,153 1,206 1,131 Other financial liabilities 15 775 746 784 Provisions 16 1,168 1,161 915 Other current liabilities 17 487 638 749 Current tax liabilities 87 100 102 Liabilities directly associated with assets 17 — classified as held for sale Total current liabilities 7,823 10,159 9,146 Non-current liabilities Long-term borrowings 18 5,801 4,972 4,741 Other financial liabilities 15 717 625 546 Provisions 16 1,089 1,188 1,220 Retirement benefit obligation 22 412 387 585 Other non-current liabilities 17 435 461 477 Deferred tax liabilities 116 116 90 Total non-current liabilities 8,570 7,749 7,659 Total liabilities 16,393 17,908 16,805 Equity attributable to shareholders Ordinary shares 1,501 1,501 1,501 Capital redemption reserve 167 167 167 Other reserves 20 2,760 3,586 3,859 Equity attributable to shareholders 4,428 5,254 5,527 Non-controlling interests 6 9 8 Total equity 4,434 5,263 5,535 Total liabilities and equity 20,827 23,171 22,340 The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements. These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 1 November 2021. Company registered number: 06477691 9

Condensed Consolidated Statement of Changes in Equity

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non-controlling interests	Total equity
Balance at 1 April 2021	**1,501**	**167**	**3,586**	**5,254**	**9**	**5,263**
Loss for the period	-	-	(664)	(664)	(3)	(667)
Other comprehensive expense for the period	-	-	(216)	(216)	-	(216)
Total comprehensive expense	**-**	**-**	**(880)**	**(880)**	**(3)**	**(883)**
Amounts removed from hedge reserve and recognised in inventory	-	-	66	66	-	66
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	-	(12)	(12)	-	(12)
Balance at 30 September 2021	**1,501**	**167**	**2,760**	**4,428**	**6**	**4,434**

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non-controlling interests	Total equity
Balance at 1 April 2020	**1,501**	**167**	**4,880**	**6,548**	**8**	**6,556**
Loss for the period	-	-	(531)	(531)	-	(531)
Other comprehensive expense for the year	-	-	(489)	(489)	-	(489)
Total comprehensive expense	**-**	**-**	**(1,020)**	**(1,020)**	**-**	**(1,020)**
Amounts removed from hedge reserve and recognised in inventory	-	-	(1)	(1)	-	(1)
Balance at 30 September 2020	**1,501**	**167**	**3,859**	**5,527**	**8**	**5,535**

The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements.

10

Condensed Consolidated Cash Flow Statement

£ millions	Note	Three months ended 30 September 2021	Three months ended 30 September 2020	Six months ended 30 September 2021	Six months ended 30 September 2020
Cash flows from operating activities					
Cash (used in)/generated from operations	25	(215)	1,045	(679)	5
Income tax paid		(71)	(73)	(127)	(97)
Net cash (used in)/generated from operating activities		**(286)**	**972**	**(806)**	**(92)**
Cash flows from investing activities					
Purchases of other investments		(1)	-	(2)	-
Proceeds from sale of other investments		-	-	-	22
Investment in other restricted deposits		(21)	(19)	(22)	(21)
Redemption of other restricted deposits		10	12	18	24
Movements in other restricted deposits		(11)	(7)	(4)	3
Investment in short-term deposits and other investments		(254)	(361)	(726)	(1,546)
Redemption of short-term deposits and other investments		678	385	1,472	2,674
Movements in short-term deposits and other investments		424	24	746	1,128
Purchases of property, plant and equipment		(171)	(229)	(408)	(451)
Proceeds from sale of property, plant and equipment		1	-	4	1
Net cash outflow relating to intangible asset expenditure		(113)	(203)	(258)	(422)
Finance income received		2	2	4	10
Net cash generated from/(used in) investing activities		**131**	**(413)**	**82**	**291**
Cash flows from financing activities					
Finance expenses and fees paid		(97)	(79)	(196)	(153)
Proceeds from issuance of short-term borrowings		37	36	624	854
Repayment of short-term borrowings		(37)	(82)	(620)	(252)
Proceeds from issuance of long-term borrowings		792	-	812	-
Repayment of long-term borrowings		(72)	(31)	(143)	(62)
Payments of lease obligations		(18)	(19)	(36)	(40)
Net cash generated from/(used in) financing activities		**605**	**(175)**	**441**	**347**
Net increase/(decrease) in cash and cash equivalents		**450**	**384**	**(283)**	**546**
Cash and cash equivalents at beginning of period		3,040	2,460	3,778	2,271
Cash reclassified as held for sale		-	-	(16)	-
Effect of foreign exchange on cash and cash equivalents		47	(54)	58	(27)
Cash and cash equivalents at end of period		**3,537**	**2,790**	**3,537**	**2,790**

The notes on pages 12 to 31 are an integral part of these condensed consolidated financial statements.

11

Notes (forming part of the condensed consolidated interim financial statements) 1 Accounting policies Basis of preparation The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted for use in the UK. The balance sheet and accompanying notes as at 30 September 2020 have been disclosed solely for the information of the users. The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 19. The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2021, which were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2021. The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2021, as described in those financial statements. Estimates and judgements The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2021. Going concern The Condensed Interim Financial Statements have been prepared on a going concern basis. The Directors have assessed the financial position of the Group as at 30 September 2021, and the projected cash flows of the Group for the 12 month period from the date of authorisation of the condensed, consolidated interim financial statements (the ‘going concern assessment period’). The Group had available liquidity of £5.9 billion at 30 September 2021, including £3.8 billion of cash and £2.1 billion of undrawn facilities, including the Group’s £2.0 billion revolving credit facility. Within the going concern assessment period there is a £1 billion minimum liquidity covenant attached to the Group’s UKEF loan for the entire period and to the RCF facility from July 2022. The Group has modelled two main scenarios in its assessment of going concern: a base case and a severe but plausible (‘SBP’) downside scenario. The base case is based on an updated version of the assumptions used in the Group’s assessment as at 31 March 2021, with the period 1 April 2021 to 30 September 2021 updated for actual Group performance, and the period from 1 October 2021 updated in order to reflect the impact on volumes and mix of the dynamic supply chain challenges related to global semiconductor shortages. Details of the scenarios and assumptions used in the assessment as at 31 March 2021 are set out in the directors’ report of the Group’s Annual Report for the year ended 31 March 2021. The updated base scenario reflects the Group’s expectation that semiconductor shortages will gradually ease over about the next twelve months and assumes wholesale volumes in H2 FY22 and H1 FY23 that are lower than those included in the FY21 year-end base case scenario by approximately 32% and 12% respectively. The global semiconductor supply position and speed of recovery remains uncertain and the SBP scenario models the impact of the most severe continuation of supply constraints that the Group considers to be plausible. The SBP scenario assumes a delay in supply recovery resulting in quarterly wholesale volumes for H2 FY22 consistent with Q2 FY22 levels followed by gradual easing of shortages throughout FY23. 12

Notes (forming part of the condensed consolidated interim financial statements) 1 Accounting policies (continued) Going concern (continued) Wholesale volumes in the SBP scenario are approximately 20% lower than volumes in the Group’s base scenario. In the Group’s assessment as at 31 March 2021, the SBP scenario modelled the impact of a repeat of the COVID-19 pandemic. The Group now considers the impact of a severe but plausible continuation of supply constraints to be more severe than a repeat of the COVID-19 pandemic. The change reflects the continuing impact of semiconductor shortages on production, as well as improved pandemic containment measures by the Group and global actions such as vaccine rollouts that would reduce the impact of a repeat pandemic. In addition, reverse stress testing has also been performed. A scenario in which covenants are breached requires a significant decline in sales volumes beyond the SBP scenario modelled. Such a scenario is considered not to plausible and excludes the impact of mitigating actions. The Group forecasts sufficient funds in its base going concern scenario and SBP scenario to meet its liabilities as they fall due throughout the going concern assessment period, without breaching any relevant covenants nor the need for any mitigating actions, new funding, or drawing on its RCF facility. Consequently, the directors consider that adequate resources exist for the Group to continue operating for the going concern assessment period. Accordingly, the directors continue to adopt the going concern basis in preparing these consolidated financial statements. 2 Government grants Employee costs for the three and six month periods ended 30 September 2021 are net of government grants received in relation to employees placed on furlough under the Coronavirus Job Retention Scheme of £8 million and £14 million respectively (three and six month periods ended 30 September 2020: £54 million and £177 million respectively). 13

Notes (forming part of the condensed consolidated interim financial statements) 3 Alternative Performance Measures In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business. The APMs used by the Group are defined below. Alternative Performance Definition Measure Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, Adjusted EBITDA and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation. Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from Adjusted EBIT equity accounted investments, depreciation and amortisation. Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial Free cash flow investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other investments, and equity or debt investments held at fair value. Cash used in the purchase of property, plant and equipment, intangible assets, Total product and other investments in equity accounted investments and other trading investments, acquisition of investment subsidiaries and expensed research and development costs. Operating cash flow Free cash flow before financing excluding total product and other investment. before investment Changes in assets and liabilities as presented in note 25. This comprises movements in Working capital assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA. Total cash and cash Defined as cash and cash equivalents, short-term deposits and other investments, equivalents, deposits and marketable securities and any other items defined as cash and cash equivalents in investments accordance with IFRS. Defined as total cash and cash equivalents, deposits and investments plus committed Available liquidity undrawn credit facilities. Total cash and cash equivalents, deposits and investments less total interest-bearing loans Net debt and borrowings Jaguar Land Rover retail sales represent vehicle sales (units) made by dealers to end Retail sales customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd. Wholesales represent vehicle sales (units) made to dealers. The Group recognises Wholesales revenue on wholesales. The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement. The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another. 14

Notes (forming part of the condensed consolidated interim financial statements) 3 Alternative Performance Measures (continued) Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends. Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group. Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions. Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period. Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment. Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next page. Adjusted EBIT and Adjusted EBITDA Three months ended Six months ended £ millions Note 30 September 30 September 30 September 30 September 2021 2020 2021 2020 Adjusted EBITDA 283 481 732 583 Depreciation and amortisation (467) (469) (952) (960) Share of loss of equity accounted 3 1 (7) 1 investments Adjusted EBIT (181) 13 (227) (376) Foreign exchange (loss)/gain on (4) (5) (3) 3 derivatives Unrealised (loss)/gain on commodities (15) 49 (1) 65 Foreign exchange and fair value (89) 79 (94) 43 (loss)/gain on loans Foreign exchange gain/(loss) on 58 (4) 79 28 economic hedges of loans Foreign exchange gain/(loss) on balance 18 (15)—(16) sheet, cash and deposits revaluation Finance income 7 1 3 3 7 Finance expense (net) 7 (92) (55) (172) (109) Fair value gain on equity investments 2—3 7 (Loss)/profit before tax (302) 65 (412) (348) 15

Notes (forming part of the condensed consolidated interim financial statements)

3 Alternative Performance Measures (continued)

Free cash flow

£ millions	Three months ended		Six months ended	
	30 September 2021	30 September 2020	30 September 2021	30 September 2020
Net cash (used in)/generated from operating activities	(286)	972	(806)	(92)
Purchases of property, plant and equipment	(171)	(229)	(408)	(451)
Net cash outflow relating to intangible asset expenditure	(113)	(203)	(258)	(422)
Proceeds from sale of property, plant and equipment	1	-	4	1
Finance expenses and fees paid	(97)	(79)	(196)	(153)
Finance income received	2	2	4	10
Free cash flow	**(664)**	**463**	**(1,660)**	**(1,107)**

Total product and other investment

£ millions	Note	Three months ended		Six months ended	
		30 September 2021	30 September 2020	30 September 2021	30 September 2020
Purchases of property, plant and equipment		171	229	408	451
Net cash outflow relating to intangible asset expenditure		113	203	258	422
Engineering costs expensed	5	199	99	387	206
Purchases of other investments		1	-	2	-
Total product and other investment		**484**	**531**	**1,055**	**1,079**

In accordance with the definition of total product and other investment set out on page 14, "Engineering costs expensed" for the three and six months ended 30 September 2021 include £nil and £1 million respectively (three and six month periods ended 30 September 2020: £18 million and £40 million) of employee costs in relation to employees placed on furlough under the UK Coronavirus Job Retention Scheme. "Engineering costs expensed" excludes the impacts of grants received.

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 September 2021	31 March 2021	30 September 2020
Cash and cash equivalents	3,537	3,778	2,790
Short-term deposits and other investments	258	1,004	259
Total cash and cash equivalents, deposits and investments	**3,795**	**4,782**	**3,049**

Available liquidity

As at (£ millions)	Note	30 September 2021	31 March 2021	30 September 2020
Cash and cash equivalents		3,537	3,778	2,790
Short-term deposits and other investments		258	1,004	259
Committed undrawn credit facilities	18	2,098	1,938	1,935
Available liquidity		**5,893**	**6,720**	**4,984**

16

Notes (forming part of the condensed consolidated interim financial statements) 3 Alternative Performance Measures (continued) Net debt As at (£ millions) 30 September 2021 31 March 2021 30 September 2020 Cash and cash equivalents 3,537 3,778 2,790 Short-term deposits and other investments 258 1,004 259 Interest-bearing loans and borrowings (7,556) (6,697) (6,396) Net debt (3,761) (1,915) (3,347) Retails and wholesales Three months ended Six months ended Units 30 September 30 September 30 September 30 September 2021 2020 2021 2020 Retail sales 92,710 113,569 217,247 187,636 Wholesales* 64,032 73,451 148,474 122,363 *Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q2 FY22: 14,219 units, Q2 FY21: 17,916 units, H1 FY22: 26,918 units, H1 FY21: 34,429 units. 17

Notes (forming part of the condensed consolidated interim financial statements)

4 Disaggregation of revenue

£ millions	Three months ended 30 September 2021	Three months ended 30 September 2020	Six months ended 30 September 2021	Six months ended 30 September 2020
Revenue recognised for sales of vehicles, parts and accessories	3,581	4,094	8,255	6,825
Revenue recognised for services transferred	78	88	153	162
Revenue - other	178	225	374	319
Total revenue excluding realised revenue hedges	**3,837**	**4,407**	**8,782**	**7,306**
Realised revenue hedges	34	(55)	55	(95)
Total revenue	**3,871**	**4,352**	**8,837**	**7,211**

5 Engineering costs capitalised

£ millions	Three months ended 30 September 2021	Three months ended 30 September 2020	Six months ended 30 September 2021	Six months ended 30 September 2020
Total engineering costs incurred	318	309	638	584
Engineering costs expensed	(199)	(99)	(387)	(206)
Engineering costs capitalised	**119**	**210**	**251**	**378**
Interest capitalised in engineering costs capitalised	14	25	27	52
Research and development grants capitalised	(29)	(9)	(19)	(16)
Total internally developed intangible additions	**104**	**226**	**259**	**414**

6 Other income

£ millions	Three months ended 30 September 2021	Three months ended 30 September 2020	Six months ended 30 September 2021	Six months ended 30 September 2020
Grant income	10	16	15	35
Commissions	1	5	6	11
Other	44	20	87	35
Total other income	**55**	**41**	**108**	**81**

7 Finance income and expense

£ millions	Three months ended 30 September 2021	Three months ended 30 September 2020	Six months ended 30 September 2021	Six months ended 30 September 2020
Finance income	1	3	3	7
Total finance income	**1**	**3**	**3**	**7**
Interest expense on lease liabilities	(12)	(11)	(23)	(22)
Total interest expense on financial liabilities measured at amortised cost other than lease liabilities	(94)	(70)	(177)	(139)
Interest income on derivatives designated as a fair value hedge of financial liabilities	2	2	4	3
Unwind of discount on provisions	(5)	(4)	(5)	(8)
Interest capitalised	17	28	29	57
Total finance expense (net)	**(92)**	**(55)**	**(172)**	**(109)**

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the six month period ended 30 September 2021 was 4.6% (six month period ended 30 September 2020: 4.2%).

18

Notes (forming part of the condensed consolidated interim financial statements) 8 Other expenses Three months ended Six months ended £ millions 30 September 30 September 30 September 30 September 2021 2020 2021 2020 Stores, spare parts and tools 17 21 41 41 Freight cost 109 117 225 187 Works, operations and other costs 382 466 914 855 Power and fuel 29 15 50 27 Write-down of intangible assets 2 41 9 41 Product warranty 166 184 345 317 Publicity 88 87 195 150 Total other expenses 793 931 1,779 1,618 9 Allowances for trade and other receivables Six months ended £ millions 30 September 2021 30 September 2020 At beginning of period 6 11 Charged during the period 3 5 Receivables written off as uncollectable—(7) Unused amounts reversed (1) (1) At end of period 8 8 10 Other financial assets As at (£ millions) 30 September 2021 31 March 2021 30 September 2020 Non-current Restricted cash 9 8 6 Derivative financial instruments 127 249 194 Warranty reimbursement and other receivables 71 73 88 Other 9 11 6 Total non-current other financial assets 216 341 294 Current Restricted cash 19 12 10 Derivative financial instruments 260 281 167 Warranty reimbursement and other receivables 74 70 79 Accrued income 28 26 22 Other 84 88 50 Total current other financial assets 465 477 328 11 Inventories As at (£ millions) 30 September 2021 31 March 2021 30 September 2020 Raw materials and consumables 115 110 117 Work-in-progress 467 371 465 Finished goods 1,851 2,525 2,447 Inventory basis adjustment 22 16 1 Total inventories 2,455 3,022 3,030 19

Notes (forming part of the condensed consolidated interim financial statements)

12 Other assets

As at (£ millions)	30 September 2021	31 March 2021	30 September 2020
Non-current			
Prepaid expenses	25	17	11
Research and development credit	31	4	31
Other	10	11	12
Total non-current other assets	**66**	**32**	**54**
Current			
Recoverable VAT	159	200	235
Prepaid expenses	141	120	122
Research and development credit	64	104	86
Other	22	24	20
Total current other assets	**386**	**448**	**463**

13 Taxation

Recognised in the income statement

Income tax for the six month periods ended 30 September 2021 and 30 September 2020 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

Despite a loss in the six month period ended 30 September 2021, a tax charge of £255 million was incurred as a result of; inability to recognise UK deferred tax assets arising in the period due to the group's current UK loss profile and non-recognition of UK deferred tax assets relating to pension and hedging movements in other reserves, £95 million of which arises in consequence of the recently announced increase in future UK corporation tax rate to 25% from 1 April 2023 (currently 19%).

14 Capital expenditure

Capital expenditure in the six month period was £224 million (six month period to 30 September 2020: £404 million) on property, plant and equipment and £264 million (six month period to 30 September 2020: £441 million) was capitalised as intangible assets. There were no material disposals or changes in the use of assets.

15 Other financial liabilities

As at (£ millions)	30 September 2021	31 March 2021	30 September 2020
Current			
Lease obligations	63	65	66
Interest accrued	97	84	65
Derivative financial instruments	242	238	251
Liability for vehicles sold under a repurchase arrangement	373	359	402
Total current other financial liabilities	**775**	**746**	**784**
Non-current			
Lease obligations	539	454	458
Derivative financial instruments	177	169	88
Other	1	2	-
Total non-current other financial liabilities	**717**	**625**	**546**

20

Notes (forming part of the condensed consolidated interim financial statements)

16 Provisions

As at (£ millions)	30 September 2021	31 March 2021	30 September 2020
Current			
Product warranty	629	643	685
Legal and product liability	279	198	191
Provision for residual risk	23	24	15
Provision for environmental liability	4	3	3
Other employee benefits obligations	1	10	13
Restructuring	232	283	8
Total current provisions	**1,168**	**1,161**	**915**
Non-current			
Product warranty	997	1,042	1,062
Legal and product liability	33	71	65
Provision for residual risk	33	42	66
Provision for environmental liability	23	23	18
Other employee benefits obligations	3	10	9
Total non-current provisions	**1,089**	**1,188**	**1,220**

£ millions	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2021	1,685	269	66	26	20	283	2,349
Provisions made during the period	306	162	4	1	1	13	487
Provisions used during the period	(299)	(24)	(1)	-	(13)	(62)	(399)
Unused amounts reversed in the period	(71)	(97)	(14)	-	(3)	(2)	(187)
Impact of unwind of discounting	5	-	-	-	-	-	5
Foreign currency translation	-	2	1	-	(1)	-	2
Balance at 30 September 2021	**1,626**	**312**	**56**	**27**	**4**	**232**	**2,257**

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, retailer terminations, employment cases, personal injury claims and compliance with emission and battery disposal regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

21

Notes (forming part of the condensed consolidated interim financial statements) 16 Provisions (continued) Environmental liability provision This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty. Other employee benefits obligations This provision relates to the LTIP scheme for certain employees and other amounts payable to employees. Restructuring provision The restructuring provision includes amounts for third party obligations arising from Group restructuring programmes. This includes amounts payable to employees following the announcement of the Group’s Reimagine strategy in the year ended 31 March 2021 as well as other Group restructuring programmes. Amounts are also included in relation to legal and constructive obligations made to third parties in connection with cancellations under the group’s Reimagine strategy. The estimated liability for restructuring activities is recognised when the group has reason to believe there is a legal or constructive obligation arising from restructuring actions taken. The amount provided at the reporting date is calculated based on currently available facts and certain estimates for third party obligations. These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists. The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties. However, management believe it highly likely this provision will be utilised within the current financial year, with the likely range of outcomes not being materially different to the amount recorded. 17 Other liabilities As at (£ millions) 30 September 2021 31 March 2021 30 September 2020 Current Liabilities for advances received 99 61 53 Ongoing service obligations 293 315 324 VAT 34 122 218 Other taxes payable 50 120 130 Other 11 20 24 Total current other liabilities 487 638 749 Non-current Ongoing service obligations 425 451 457 Other 10 10 20 Total non-current other liabilities 435 461 477 22

Notes (forming part of the condensed consolidated interim financial statements)

18 Interest bearing loans and borrowings

As at (£ millions)	30 September 2021	31 March 2021	30 September 2020
Short-term borrowings			
Bank loans	598	572	596
Current portion of long-term EURO MTF listed debt	400	399	300
Current portion of long-term loans	155	235	235
Short-term borrowings	**1,153**	**1,206**	**1,131**
Long-term borrowings			
EURO MTF listed debt	4,773	3,921	3,578
Bank loans	994	1,037	1,149
Other unsecured	34	14	14
Long-term borrowings	**5,801**	**4,972**	**4,741**
Lease obligations	602	519	524
Total debt	**7,556**	**6,697**	**6,396**

Undrawn facilities

As at 30 September 2021, the Group has a fully undrawn revolving credit facility of £2,015 million (31 March 2021: £1,935 million, 30 September 2020: £1,935 million). This facility is available in full until July 2022, with £1.5 billion available between July 2022 and March 2024. The group also has £83 million undrawn on its fleet buyback facility (31 March 2021: £3 million, 30 September 2020: £nil).

19 Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 36 to the annual consolidated financial statements for the year ended 31 March 2021.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

As at (£ millions)	30 September 2021		31 March 2021		30 September 2020	
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	3,537	3,537	3,778	3,778	2,790	2,790
Short-term deposits and other investments	258	258	1,004	1,004	259	259
Trade receivables	535	535	863	863	692	692
Non-equity accounted investments	27	27	22	22	23	23
Other financial assets - current	465	465	477	477	328	328
Other financial assets - non-current	216	216	341	341	294	294
Total financial assets	**5,038**	**5,038**	**6,485**	**6,485**	**4,386**	**4,386**
Accounts payable	4,136	4,136	6,308	6,308	5,465	5,465
Short-term borrowings	1,153	1,158	1,206	1,217	1,131	1,129
Long-term borrowings	5,801	5,962	4,972	5,136	4,741	4,359
Other financial liabilities - current	775	775	746	746	784	784
Other financial liabilities - non-current	717	808	625	688	546	514
Total financial liabilities	**12,582**	**12,839**	**13,857**	**14,095**	**12,667**	**12,251**

23

Notes (forming part of the condensed consolidated interim financial statements)

20 Other reserves

The movement in reserves is as follows:

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2021	**(357)**	**136**	**1**	**3,806**	**3,586**
Loss for the period	-	-	-	(664)	(664)
Remeasurement of defined benefit obligation	-	-	-	(62)	(62)
(Loss)/gain on effective cash flow hedges	-	(289)	8	-	(281)
Income tax related to items recognised in other comprehensive income	-	62	(2)	101	161
Cash flow hedges reclassified to profit and loss	-	(56)	(8)	-	(64)
Income tax related to items reclassified to profit or loss	-	10	1	-	11
Amounts removed from hedge reserve and recognised in inventory	-	60	6	-	66
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	(11)	(1)	-	(12)
Currency translation differences	19	-	-	-	19
Balance at 30 September 2021	**(338)**	**(88)**	**5**	**3,181**	**2,760**

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2020	**(316)**	**(286)**	**(33)**	**5,515**	**4,880**
Loss for the period	-	-	-	(531)	(531)
Remeasurement of defined benefit obligation	-	-	-	(947)	(947)
Gain on effective cash flow hedges	-	211	21	-	232
Income tax related to items recognised in other comprehensive income	-	(40)	(4)	180	136
Cash flow hedges reclassified to profit and loss	-	94	(1)	-	93
Income tax related to items reclassified to profit or loss	-	(18)	-	-	(18)
Amounts removed from hedge reserve and recognised in inventory	-	(6)	5	-	(1)
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	1	(1)	-	-
Currency translation differences	15	-	-	-	15
Balance at 30 September 2020	**(301)**	**(44)**	**(13)**	**4,217**	**3,859**

21 Dividends

During the three and six month periods ended 30 September 2021 and 30 September 2020, no ordinary share dividends were proposed or paid.

24

Notes (forming part of the condensed consolidated interim financial statements) 22 Employee benefits The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes. Six months ended £ millions 30 September 2021 30 September 2020 Defined benefit obligation at beginning of period 8,432 7,788 Current service cost 61 62 Interest expense 88 88 Actuarial losses arising from: Changes in demographic assumptions 26—Changes in financial assumptions 340 1,475 Exchange differences on foreign schemes 1 1 Member contributions 1—Benefits paid (237) (225) Defined benefit obligation at end of period 8,712 9,189 Change in present value of scheme assets Fair value of schemes’ assets at beginning of period 8,045 8,168 Interest income 85 93 Remeasurement gain on the return of plan assets, excluding amounts 304 528 included in interest income Administrative expenses (2) (2) Exchange differences on foreign schemes—1 Employer contributions 104 41 Member contributions 1—Benefits paid (237) (225) Fair value of schemes’ assets at end of period 8,300 8,604 The range of assumptions used in accounting for the pension plans in the periods is set out below: Six months ended 30 September 2021 30 September 2020 Discount rate 2.0% 1.7% Expected rate of increase in benefit revaluation of covered employees 2.2% 2.1% RPI inflation rate 3.3% 3.0% Amounts recognised in the condensed consolidated balance sheet consist of: As at (£ millions) 30 September 2021 31 March 2021 30 September 2020 Present value of defined benefit obligations (8,712) (8,432) (9,189) Fair value of schemes’ assets 8,300 8,045 8,604 Net (liability) (412) (387) (585) Non-current liabilities (412) (387) (585) 25

Notes (forming part of the condensed consolidated interim financial statements)

22 Employee benefits (continued)

For the valuations at 30 September 2021 the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 103 per cent to 118 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members.

For the Jaguar Executive Pension Plan, scaling factors of 93 per cent to 97 per cent has been used for male members and scaling factors of 91 per cent to 96 per cent has been used for female members.

For the valuations at 31 March 2021 the mortality assumptions used were the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 111 per cent to 117 per cent were used for male members and scaling factors of 101 per cent to 112 per cent were used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 111 per cent were used for male members and scaling factors of 101 per cent to 109 per cent were used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent was used for male members and a scaling factor of 84 per cent was used for female members.

At each date there is an allowance for future improvements in line with the CMI (2020) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

For the valuations at 30 September 2020, the mortality assumptions used were the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 111 per cent to 117 per cent for males and 101 per cent to 112 per cent for females were used for the Jaguar Pension Plan, 107 per cent to 111 per cent for males and 101 per cent to 109 per cent for females for the Land Rover Pension Scheme, and 94 per cent for males and 84 per cent for females for the Jaguar Executive Pension Plan. There was an allowance for future improvements in line with the CMI (2019) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

23 Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group's financial condition, results of operations or cash flows.

As at (£ millions)	30 September 2021	31 March 2021	30 September 2020
Litigation and product related matters	24	23	30
Other taxes and duties	60	50	64
Commitments:			
- Plant and equipment	915	862	1,385
- Intangible assets	16	16	7
- Other	386	270	362
Pledged as collateral/security against the borrowings and commitments:			
- Inventory	38	138	138
- Trade receivables	23	19	25
- Other financial assets	19	13	8

26

Notes (forming part of the condensed consolidated interim financial statements) 23 Commitments and contingencies (continued) Litigation and product related matters The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers. The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Taiwan, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future and considers such events on a case-by-case basis as the relevant facts and circumstances materialise, provided it can reliably estimate the amount and timing of any potential future costs associated with this warranty issue. Other taxes and duties Contingencies and commitments include tax contingent liabilities which mainly relate to tax audits and tax litigation claims. Commitments The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature and the acquisition of intangible assets. Commitments and contingencies also includes other contingent liabilities, the timing of any outflow will vary as and when claims are received and settled, which is not known with certainty. The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry. Joint venture Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 30 September 2021. The outstanding commitment of CNY 1,525 million translates to £175 million at the 30 September 2021 exchange rate. At 30 September 2020, the outstanding commitment was CNY 1,525 million (£175 million at the 30 September 2020 exchange rate). The Group’s share of capital commitments of its joint venture at 30 September 2021 is £16 million (31 March 2021: £42 million, 30 September 2020: £51 million) and contingent liabilities of its joint venture 30 September 2021 is nil (31 March 2021: nil, 30 September 2020: nil). 27

Notes (forming part of the condensed consolidated interim financial statements) 24 Capital Management The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations. The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements. The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board. The following table summarises the capital of the Group: As at (£ millions) 30 September 2021 31 March 2021 30 September 2020 Short-term debt 1,216 1,271 1,197 Long-term debt 6,340 5,426 5,199 Total debt* 7,556 6,697 6,396 Equity attributable to shareholders 4,428 5,254 5,527 Total capital 11,984 11,951 11,923 *Total debt includes lease obligations of £602 million (31 March 2021: £519 million, 30 September 2020: £524 million). 28

Notes (forming part of the condensed consolidated interim financial statements)

25 Notes to the consolidated cash flow statement

Reconciliation of loss for the period to cash used in operations

£ millions	Three months ended 30 September 2021	Three months ended 30 September 2020	Six months ended 30 September 2021	Six months ended 30 September 2020
Cash flows from operating activities				
(Loss)/profit for the period	**(381)**	**117**	**(667)**	**(531)**
Adjustments for:				
Depreciation and amortisation	467	469	952	960
Write-down of intangible assets	2	41	9	41
Loss/(gain) on disposal of assets	4	(2)	4	(3)
Foreign exchange and fair value loss/(gain) on loans	89	(79)	94	(43)
Income tax expense	79	(52)	255	183
Finance expense (net)	92	55	172	109
Finance income	(1)	(3)	(3)	(7)
Foreign exchange (gain)/loss on economic hedges of loans	(58)	4	(79)	(28)
Foreign exchange loss/(gain) on derivatives	4	5	3	(3)
Foreign exchange loss/(gain) on balance sheet revaluation	31	(44)	58	(17)
Foreign exchange gain on other restricted deposits	(1)	-	(2)	-
Foreign exchange (gain)/loss on short-term deposits	(2)	5	-	6
Foreign exchange (gain)/loss on cash and cash equivalents	(47)	54	(58)	27
Unrealised loss/(gain) on commodities	15	(49)	1	(65)
Gain on matured revenue hedges	-	-	-	(6)
Share of (profit)/loss of equity accounted investments	(3)	(1)	7	(1)
Fair value gain on equity investments	(2)	-	(3)	(7)
Other non-cash adjustments	(2)	(3)	1	(2)
Cash flows from operating activities before changes in assets and liabilities	**286**	**517**	**744**	**613**
Trade receivables	77	(91)	334	145
Other financial assets	20	28	2	40
Other current assets	22	34	49	10
Inventories	300	(402)	573	439
Other non-current assets	10	(9)	-	390
Accounts payable	(634)	1,233	(2,014)	(981)
Other current liabilities	(69)	(91)	(148)	31
Other financial liabilities	(18)	(39)	(25)	(81)
Other non-current liabilities and retirement benefit obligation	(39)	(33)	(64)	(446)
Provisions	(170)	(102)	(130)	(155)
Cash (used in)/generated from operations	**(215)**	**1,045**	**(679)**	**5**

29

Notes (forming part of the condensed consolidated interim financial statements) 25 Notes to the consolidated cash flow statement (continued) Reconciliation of movements of liabilities to cash flows arising from financing activities Short-term Long-term Lease (£ millions) Total borrowings borrowings obligations Balance at 1 April 2020 526 4,817 541 5,884 Proceeds from issue of financing 854 — 854 Issue of new leases — 23 23 Repayment of financing (314)—(61) (375) Interest accrued — 21 21 Reclassification of long-term debt 62 (62) — Foreign exchange 3 (15)—(12) Fee amortisation—5—5 Fair value adjustment on loans—(4)—(4) Balance at 30 September 2020 1,131 4,741 524 6,396 Balance at 1 April 2021 1,206 4,972 519 6,697 Proceeds from issue of financing 624 812—1,436 Issue of new leases — 112 112 Repayment of financing (763)—(59) (822) Interest accrued — 23 23 Reclassification of long-term debt 63 (63) — Foreign exchange 23 93 7 123 Arrangement fees paid—(7)—(7) Fee amortisation—5—5 Fair value adjustment on loans—(11)—(11) Balance at 30 September 2021 1,153 5,801 602 7,556 30

Notes (forming part of the condensed consolidated interim financial statements) 26 Related party transactions Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates. All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation. The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. The amounts outstanding are unsecured and will be settled in cash. With immediate With Tata Sons or ultimate With joint Six months ended 30 With associates Limited and its parent and its ventures of the September 2021 (£ millions) of the Group subsidiaries and subsidiaries, Group joint ventures joint ventures and associates Sale of products 138 — 14 Purchase of goods ——44 Services received — 72 35 Services rendered 41 — 1 Trade and other receivables 57 — 19 Accounts payable — 16 30 With immediate With Tata Sons or ultimate With joint Six months ended 30 With associates Limited and its parent and its ventures of the September 2020 (£ millions) of the Group subsidiaries and subsidiaries, Group joint ventures joint ventures and associates Sale of products 179—1 4 Purchase of goods ——33 Services received—1 58 30 Services rendered 50 ——Trade and other receivables 53 — 8 Accounts payable — 10 47 Compensation of key management personnel Six months ended £ millions 30 September 2021 30 September 2020 Key management personnel remuneration 11 8 31